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April 26, 2018

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acacia Research Corp. (“Acacia” or the “Company”)
PRRN14A filed April 16, 2018 by Sidus Investment Partners, L.P. and BLR Partners LP (the “Proxy Statement”)
DFAN14A filed April 3, 2018, and April 10, 2018
File No. 001-37721

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated April 24, 2018 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with our clients, Sidus Investment Partners, L.P. and BLR Partners LP (collectively, “Sidus”), and provide the following responses on Sidus’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement filed on April 16, 2018

[Reasons for] the Solicitation

We are Concerned by Acacia’s Unusual…, page 7

1.	You state that “certain of Acacia’s officers and directors have been allocated 40% of any appreciation through profit interests.” (emphasis added) Please revise to clarify that recipients can only realize value from the units if Acacia also realizes value from its investment in the portfolio entity. Refer to the company’s Form 8-K filed on February 22, 2017.

Sidus acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 11 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 26, 2018

Proposal No. 1: Election of Directors

The Nominees

2.	Please revise to discuss any conflicts of interest that may arise with respect to Clifford Press. For instance, please clarify whether Quantum has formed a joint venture with Veritone and, if so, what conflicts may arise between Mr. Press’ duties to Quantum and to Acacia, if he is elected. Alternatively, please tell us why this information is not material.

Sidus acknowledges the Staff’s comment and respectfully believes that the requested information is not material. Quantum Corporation (“Quantum”), of which Mr. Press has served as a director since April 2016, began its relationship with Veritone in April 2017 at the direction of its former CEO Jon Gacek, whose employment was terminated in November 2017. In October 2017, Quantum elected not to exercise the exclusivity provision in its agreement with Veritone which election would have been required to keep the agreement in force and would have triggered a minimum payment schedule. Veritone capabilities are no longer integrated into Quantum’s offerings, such as its StorNext®-managed environment, and Quantum does not intend to continue its relationship with Veritone. The foregoing information is strictly confidential and should not be publicly disseminated by the Staff in any fashion.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	Alfred V. Tobia Jr., Sidus Investment Management, LLC Bradley L. Radoff, BLR Partners LP Steve Wolosky, Olshan Frome Wolosky LLP